UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan
Troy, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the "Plan") as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP
We have served as the Plan's auditor since 2005.

Minneapolis, Minnesota
June 21, 2021

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments, at fair value	$365,579,808	$280,325,307
Receivables
Notes receivable from participants	6,075,953	6,046,279
Other	—	199
Total receivables	6,075,953	6,046,478
Net assets available for benefits	$371,655,761	$286,371,785

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Income:
Net realized and unrealized appreciation in fair value of investments	$44,322,545	$41,017,387
Interest	26,562	165,289
Dividends	18,489,974	12,655,068
Total investment income	62,839,081	53,837,744
Interest income on notes receivable from participants	340,319	334,461
Other income	213,459	186,000
Contributions:
Participant	31,272,304	25,417,881
Company	12,413,472	9,897,542
Rollovers	5,838,390	11,485,163
Total contributions	49,524,166	46,800,586
Total additions	112,917,025	101,158,791
Deductions:
Participant benefits paid / deemed distributions	27,503,252	20,850,742
Administrative fees	129,797	168,588
Total deductions	27,633,049	21,019,330
Net increase in assets available for benefits	$85,283,976	$80,139,461

Net assets available for benefits:
Beginning of year	$286,371,785	$206,232,324
End of year	$371,655,761	$286,371,785

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019

Note 1 — Description of Plan

    The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

    The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the service eligibility requirements, as defined in the Plan document. Effective January 1, 2020, employees became eligible to participate in the Plan upon hire.

Investment options

    Upon enrollment in the Plan, a participant may direct contributions in one percent increments to any of the available investment options. Participants may change their contribution designation daily.

Contributions

    As defined in the Plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2020 and 2019, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $19,500 and $19,000 for 2020 and 2019, respectively. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $6,500 and $6,000 for the years ended December 31, 2020 and 2019, respectively. Certain participants were also able to make rollover contributions from other qualified defined benefit or defined contribution plans. Contributions made by the participant, non-discretionary matching contributions and discretionary contributions are invested in accordance with the participants' directive.

The Plan was amended as of January 1, 2019, to adjust the non-discretionary matching contribution. The Company matches an amount equal to 100 percent of the first one percent and 50 percent of the next five percent of qualified earning contributed by the participant for a maximum matching contribution of 3.5 percent. Effective January 1, 2021, the plan was amended again to provide a Company match equal to 100 percent of the first two percent and 50 percent of the next four percent of qualified earnings contributed by the participant, for a maximum matching contribution of 4 percent. The Company made $12,413,472 and $9,897,542 of non-discretionary matching contributions to the Plan in 2020 and 2019, respectively.

The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2020 and 2019.

Vesting

    Participants are immediately vested in their voluntary contributions and related earnings. Employer contributions vest over a three-year period with one third vesting after each year of credit service. After three years of service, all matching contributions are immediately vested.

Participant accounts

    Individual accounts are maintained for each of the Plan’s participants who are entitled to the vested benefit balance. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of the Plan's earnings based on the participant’s share of net earnings or losses of their respective elected investment options and debited for an allocation of administrative expenses, if not paid from the forfeiture or the revenue credit program.

Notes receivable from participants

    Notes receivable from participants ("Loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All Loans bear a rate of interest based upon the prime rate at the time the Loan is issued, plus 1 percent. A participant may continue to contribute to the Plan while they have an outstanding loan balance. Loans are classified as notes receivable from participants, segregated from plan investments and recorded as unpaid principal balance plus any accrued but unpaid interest. Loans are repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years where the Loan was used for the purchase of a primary residence. Payments are applied to the outstanding unpaid principal and accrued interest balance and subsequently reinvested in the investment funds elected for current contributions. Upon default or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

Payment of benefits

    Upon termination of employment, retirement, attainment of age 59-1/2, death or disability, the participant or their beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan in a single lump sum amount equal to the vested amount of their account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship, subject to the Internal Revenue Service regulations.

Forfeitures

    If a participant terminates employment, any non-vested Company contribution may be forfeited. Forfeitures occur in the year of distribution of the vested account, or if there is no distribution, after five consecutive one-year breaks in service. Forfeitures may first be used to fund plan expenses which reduces expenses paid by the Company followed by a reduction of future Employer contributions. The ending balance of forfeitures retained by the Plan at December 31, 2020 and 2019 was $316,501 and $258,079, respectively. Forfeitures applied to reduce employer match contributions were $370,012 and $252,749 during 2020 and 2019, respectively. All administrative expenses were paid through revenue credit discussed in Note 4.

Cares Act

On March 27, 2020, the Coronavirus Aid Relief and Economic Security Act (CARES Act) was signed into law in response to the COVID-19 pandemic.Certain provisions of the CARES Act were optional as it relates to benefit plans. At our discretion, we elected the following provisions:

•Hardship distributions: Qualified Participants were permitted to take a distribution until December 31, 2020 of up to $100,000 from the Plan. The 10 percent early withdrawal penalty was waived for these distributions. Participants may elect to repay these distributions within three years or to not repay the distribution and have the amounts included in taxable income on a straight-line basis over three years.
•Participant loan deferments- Participants were able to defer 2020 payments and equally extend the maturity of outstanding loans until January 1, 2021. Upon commencing repayment, deferred interest is repaid equally over the remaining life of the loan.
•Required minimum distributions (RMDs) - A temporary waiver of required minimum distributions rules permitted participants to suspend their RMDs for 2020 for participants that turned 70 ½ in 2019 and 72 in 2020.

Administrative expenses

    Administrative expenses include investment management service fees, recordkeeping, legal fees, and audit fees. The Company pays some of the Plan’s administrative expenses while certain investment management fees are deducted directly from investment income. Fees associated with loan distributions, withdrawals and investment transactions are paid by the participants.

Plan termination

    The Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, subject to provisions of the Internal Revenue Code ("IRC") and Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of termination of the Plan, the net assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which would not be paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in the Company contributions made on the participant's behalf. In connection with the merger agreement, discussed in Note 8, it is possible the Company will terminate the Plan.

Note 2 — Summary of Accounting Policies

    A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

    The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

    Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

    Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

    Participant benefits paid are recorded when they have been approved for payment and distributed by the Plan.

Notes receivable from participants

    Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document. The Plan document states that any scheduled repayment that remains unpaid for two consecutive quarter-ends is considered a deemed distribution unless a waiver is granted, except for loan deferments permissible under the CARES act.

Adoption of Recently Issued Accounting Standards

    In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting- Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. ASU No. 2018-13 was adopted by the Plan on January 1, 2020 and did not have a significant impact on the Plan’s financial statements.
Subsequent Events
As discussed in Note 8 to the financial statements, the Plan sponsor is party to an agreement whereby NYCB will acquire the Plan sponsor in an all-stock transaction. Management's evaluation of the merger agreement and transaction as it relates to the Plan are also described in Note 8. These financial statements do not include any adjustments that might result in the event that the Plan terminates.
Except as noted above, there are no additional subsequent events requiring recognition or disclosure based upon management's evaluation through the filing date of this Form 11-K.

Note 3 — Fair Value Measurements
    U.S. GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The hierarchy is based on the transparency of the inputs used in the valuation process with the highest priority given to quoted prices available in active markets and the lowest priority to unobservable inputs where no active market exists, as discussed below.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets in which we can participate as of the measurement date;

Level 2 - Quoted prices for similar instruments in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3 - Unobservable inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

    The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2020 and 2019.

    Flagstar Bancorp, Inc. common stock. Valued at the closing price at year-end reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

    Interest-bearing cash. Valued at cost and classified within Level 1 of the valuation hierarchy.

    Mutual funds. All mutual funds held by the plan publish daily net asset value ("NAV") values and are traded in active markets at this per share price and therefore are classified within the Level 1 hierarchy.

    Money market funds. Money market funds are traded in active markets at their NAV per share and are classified within Level 1 of the valuation hierarchy. This fund publishes its daily NAV and transacts at that price. The money market fund is deemed to be actively traded.

    Common collective trust fund. Participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust ("Fidelity") for the Plan (the "Managed Income Portfolio Fund"). The collective trust fund is valued on the last calendar day of the period. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. When current market prices or quotations are not readily available or reliable, the fund's fair value committee will determine the fair value of the securities in accordance with procedures adopted by the fund’s trustee. This practical expedient is not used when it is probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

    The following table presents the Plan’s investments carried at fair value by valuation hierarchy (as described above):

	December 31, 2020
	Level 1	Investments measured at NAV (1)	Total
Mutual funds	$340,820,337	$—	$340,820,337
Money market funds	14,112,664	—	14,112,664
Flagstar Bancorp, Inc. common stock	5,134,211	—	5,134,211
Interest-bearing cash	145,106	—	145,106
Common collective trust fund	—	5,367,490	5,367,490
Investments, at fair value	$360,212,318	$5,367,490	$365,579,808

	December 31, 2019
	Level 1	Investments measured at NAV (1)	Total
Mutual funds	$261,556,007	$—	$261,556,007
Money market funds	9,857,270	—	9,857,270
Flagstar Bancorp, Inc. common stock	5,334,422	—	5,334,422
Interest-bearing cash	153,422	—	153,422
Common collective trust fund	—	3,424,186	3,424,186
Investments, at fair value	$276,901,121	$3,424,186	$280,325,307
(1)Investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

    The following table summarizes investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Years Ended December 31,
	Fair Value		Unfunded Commitment	Redemption Frequency	Redemption Notice Period
	2020	2019
Common collective trust fund	$5,367,490	$3,424,186	N/A	Daily	Up to 12 months

Note 4 — Parties-In-Interest and Related Parties

    Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties.

    Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan document, the Company may pay a portion of the administrative fees of the Plan, at its discretion.

    In addition, the Plan trades in the common stock of the Company. The Flagstar stock fund is frozen to additional contributions. The Plan held 125,962 and 139,462 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2020 and 2019, respectively. Flagstar Bancorp, Inc. declared and paid common stock dividends to the Plan of $26,762 and $24,926 for the years ended December 31, 2020 and 2019, respectively.

    At times, the Plan receives revenue credits from Fidelity. A revenue credit is a refund of a portion of the revenue Fidelity and other fund managers have received based on the funds participants have chosen. In situations where revenue credits exceed recordkeeping fees, Fidelity deposits any excess credits, regardless of source, into a plan-level suspense account. The plan administrator, on behalf of the Retirement Plan Committee, can then direct Fidelity to pay qualified plan-level expenses using the revenue credits or allocate unused revenue credits to eligible participants. Revenue credits deposited into a plan-level suspense account are reflected in "other income" on the Statements of Changes in Net Assets Available for Benefits. For the years ended December 31, 2020 and 2019, $213,459 and $186,000, respectively, of excess revenue credits were deposited into a plan-level suspense account and recorded as "other income".

Note 5 — Tax Status
    The Plan utilizes the volume submitter document offered by Fidelity Management Trust Company. Although the Plan itself has not obtained a determination letter from the IRS, the volume submitter plan has received a favorable opinion letter dated March 31, 2014 from the IRS. The Plan has been amended since receiving the opinion letter. The Plan administrator and the Company believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator and the Company believe that the Plan was qualified and the related trust was tax-exempt as of both December 31, 2020 and 2019. Therefore, no provision for income taxes is included in the Plan’s financial statements. Participants are generally subject to income taxes when contributions and earnings are distributed as benefits from the Plan.
    U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (tax asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there were no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 — Risks and Uncertainties
    The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
    As of December 31, 2020 and 2019, the Plan had investments of $60,478,758 and $34,936,903, respectively, concentrated in one fund and representing more than 10 percent of total net assets available for benefits.

Note 7 — Reconciliation of Financial Statements to Form 5500

    Reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per financial statements	$371,655,761	$286,371,785
Common collective trust fund adjustment from contract value to fair value	187,993	46,166
Net assets available for benefits per Form 5500	$371,843,754	$286,417,951

    Reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500:

	Years Ended
	December 31, 2020	December 31, 2019
Net increase in net assets available for benefits per financial statements	$85,283,976	$80,139,461
Common collective trust fund adjustment from contract value to fair value	141,827	80,372
Net income per Form 5500	$85,425,803	$80,219,833

Note 8 — Subsequent Events

The Plan's management has evaluated subsequent events through June 21, 2021, the date on which the financial statements were issued. On April 26, 2021, it was announced that New York Community Bancorp, Inc. ("NYCB") and Flagstar had entered into a definitive merger agreement (the "Merger Agreement") under which the two companies will combine in an all stock merger. The transaction is expected to close by the end of 2021, subject to customary closing conditions, including regulatory approvals and approval by each company's shareholders.

The Merger Agreement states that if requested by NYCB no less than 20 business days prior to the merger close date, Flagstar shall terminate the Flagstar 401(k) Plan effective as of the day prior to the close and contingent upon filing the certificate of merger. Continuing employees shall be eligible to participate in a 401(k) plan sponsored or maintained by NYCB or one of its Subsidiaries, with no gap in participation between the two plans. NYCB and Flagstar will permit continuing employees to make rollover contributions to the NYCB 401(k) Plan from the Flagstar 401(k) Plan in an amount equal to the full account balance distributed to such employee from the Flagstar 401(k) Plan, including outstanding loans.

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-2734984 Plan #001
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
Common Stock
*	Flagstar Bancorp, Inc	125,962 shares of Common Stock	**	$5,134,211
Mutual Funds
Large Cap
*	Fidelity	Fidelity Growth Company Fund	**	60,478,758
	Columbia	Columbia Contrarian Core Fund; I2	**	15,761,837
*	Fidelity	Fidelity Contrafund	**	13,522,540
	JP Morgan	JP Morgan Equity Income R6	**	7,798,628
		Total Large Cap		97,561,763
Small Cap
	Victory	Victory RS Small Cap Growth Y	**	9,443,492
*	MFS	MFS New Discovery Value R6	**	3,779,432
	Vanguard	Vanguard Small Cap Index Fund Admiral Shares	**	1,863,982
		Total Small Cap		15,086,906
Mid Cap
*	Fidelity	Fidelity Mid-Cap Stock Fund	**	12,786,835
	Victory	Victory Sycamore Established Value A	**	8,051,816
	Vanguard	Vanguard Mid-Cap Index Fund Admiral Shares		5,261,958
	Oppenheimer	Oppenheimer International Small-Mid	**	2,669,983
		Total Mid Cap		28,770,592
Blended
*	Fidelity	Fidelity Freedom K 2030 Fund	**	24,479,807
*	Fidelity	Fidelity 500 Index Fund - Premium Class	**	23,589,392
*	Fidelity	Fidelity Freedom K 2035 Fund	**	23,239,664
*	Fidelity	Fidelity Freedom K 2040 Fund	**	21,291,297
*	Fidelity	Fidelity Freedom K 2025 Fund	**	17,350,617
*	Fidelity	Fidelity Freedom K 2045 Fund	**	15,265,870
*	Fidelity	Fidelity Freedom K 2020 Fund	**	12,557,905
*	Fidelity	Fidelity Freedom K 2050 Fund	**	11,740,869
*	Fidelity	Fidelity Freedom K 2055 Fund	**	6,395,533
*	Fidelity	Fidelity Freedom K 2060 Fund	**	3,463,553
*	Fidelity	Fidelity Freedom K Income Fund	**	1,632,666
*	Fidelity	Fidelity Freedom K 2015 Fund	**	1,470,323
*	Fidelity	Fidelity Freedom K 2010 Fund	**	1,072,424
*	Fidelity	Fidelity Freedom K 2005 Fund	**	529,812
*	Fidelity	Fidelity Freedom K 2065 Fund	**	131,059
		Total Blended		164,210,791

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	**	3,124,082
		Total Fixed Income		3,124,082
International
*	Fidelity	Fidelity Diversified International Fund	**	10,553,324
	American Beacon	American Beacon International Equity Fund Investor Class	**	1,333,794
	iShares	iShares MSCI EAFE International Index Fund Class K	**	1,322,606
		Total International		13,209,724
Intermediate-Term Bond
*	Fidelity	Fidelity US Bond Index Fund - Premium Class	**	8,809,917
	Prudential	Prudential Total Return Bond Z	**	8,201,889
		Total Intermediate-Term Bond		17,011,806
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	**	1,844,673

		Total Mutual Funds		340,820,337
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	**	14,112,664

Interest-bearing Cash
*	Flagstar Bancorp, Inc	Interest-bearing Cash	**	145,106

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	**	5,367,490

		Total Investments		365,579,808
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 10.25% with maturity dates between 2021 and 2036	-0-	6,075,953

				$371,655,761
*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

Dated: June 21, 2021	By:	/s/ David Hollis
David Hollis
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm